CRAIG G. ONGLEY

(214) 777-4241

congley@krcl.com

March 19, 2014

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	TransCoastal Corporation Amendment No. 4 to Registration Statement on Form S-1 Filed February 26, 2014 File No. 333-191566

Dear Mr. Schwall:

With regards to your letter dated March 13, 2014, we have responded to the staff's comments and numbered our responses to correspond with the comment number in your letter. Please see our responses below:

Prospectus Summary, page 1

1.

In comment 2 of our January 31, 2014 letter, we requested that you furnish to us certain technical support items. We have not received information for the Savell proved undeveloped reserves: estimated ultimate recoveries for the eight analogy wells you referenced; the associated analogies' producing rate vs. time projections as well as those for the Savell proved undeveloped locations; and the map(s) of the Savell PUD locations with their analogy wells. Please furnish these items to us and ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

You may furnish these materials on digital media such as a flash drive or compact disk.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met and advise us of you preferred method of return.

If you wish to request confidential treatment of these materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items and those specified in comments below to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

RESPONSE:

We have sent via thumb drive to Mr. Ronald Winfrey the requested information including the estimated ultimate recoveries for the seven analogy wells we referenced in our prior responses; the associated analogies' producing rate vs. time projections including those for the Savell proved undeveloped locations. We have also sent the requested map of the several Savell PUD (marked in red) and analogy well locations.

You mention eight analogous wells were used as the basis for the projections on the Savell PUDs. One of the eight wells, the Davis #1, is not applicable as it was not solely completed as a James Lime producer. Therefore, only seven wells were utilized in the EUR forecast including:

Well Name	API #	Initial Prod Rate	Date Comp.
Hodges #1H	42-405-30211	2.8 mmcfpd	4/2008
Tartt#3H	42-405-30261	4.1 mmcfpd	8/2009
Tartt#1H	42-405-30220	4.2 mmcfpd	6/2008
Tartt#2H	42-405-30222	7.5 mmcfpd	7/2008
Boles#1H	42-405-30259	7.2 mmcfpd	7/2009
Hopkins #1H	42-405-30215	7.3 mmcfpd	5/2008
HT & BRRCP #1	42-405-30216	5.2 mmcfpd	4/2009

We have included in the thumb drive a regional map showing the location of these seven wells relative to the Savell Prospect Area. Please note that the EUR for each well is the sum of the cumulative to date plus the projected remaining recoverable reserves and has been calculated for you at the bottom of each EUR page. Also noted on each of the plots is the Initial Rate (IP).

While the offset analogous wells have an average bfactor of 0.9 and an initial decline of 75-95%, TCC utilized a bfactor of 1.4 and an initial decline of 76% in evaluating the Savell PUDs based on the advancement in completion technologies in the recent past. Rerunning these appraisals at a bfactor of 0.9 and an initial decline for the short lateral wells of 95% and for the long laterals of 76% yields a reduction in value of $6.4mm or less than 3.5%. Because the difference is very small we believe that it is not material, does not materially affect the current projections and therefore a revision should not be required. The rate vs. time plots are provided for the four Savell PUD wells following those of the analogy wells.

2.

As part of your response to prior comment 2, you stated "The entire Shelby County Area was searched for James Lime producers with the strongest and longest performance histories." It is the staff's view that the analogical proved reserve estimates should represent a median/average EUR of the wells considered. Please explain how you considered all the wells "located 1- 5 miles south - southeast of the Savell A #1H".

RESPONSE:

There is a large variation in the results of the James Lime producers within the Shelby and San Augustine Counties Area. TCC felt it prudent to use the closest offsetting producers from the James Lime reservoir, especially newer wells utilizing more modern completion techniques currently used in the industry.

3.

With regard to the natural gas prices used in your proved reserve estimates, your response to our prior comment four included "The spreadsheet values are based on actual historical production, actual historical values received for both NGLs (on a component specific basis and based on the location of the production and the purchaser marketing the commodities), and any other charges specific to the individual lease such as contractual specific terms and efficiency of the individual plant. On the other side, the "going forward" economics are based on an arithmetic average of the 12-month trailing average of NYMEX Pricing which is not necessarily the same as the value received for TCC's produced gas, nor the market price of the processed NGLs." Rule 4-10(a)(22)(v) of Regulation S-X states "Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions." Proved reserves are estimated on the basis of historical prices received which can be represented as either a benchmark price (e.g. NYMEX) with (generally negative) historical adjustments or the prices actually received in the 12 months preceding the estimate's effective date. Please amend your document to disclose proved reserves that are estimated with historical adjusted prices. You may contact us for further guidance.

RESPONSE:

We updated our "pricing" spreadsheet to include December, 2011 through December, 2012. The price received for TCC's production represents the last day of the month stated which we have interpreted as equaling the first day of the following month. An unweighted arithmetic average was calculated using these "first of the month" prices from December, 2011 (representing January, 2012) through November, 2012 (representing December, 2012). The economic evaluation was rerun resulting in a positive increase in value amounting to less than 0.5% ($100m out of $21mm). We believe that this variance at less than one percent is immaterial.

4.

Your response to prior comment 6 presents a production cost line item spread sheet that attributes Pumper/Gauger costs to the Montague and Stevens areas but appears to omit such costs for your Pampa operations. Please explain this difference to us.

RESPONSE:

The cost of the Pumper Gauger is included in all of TCC's lease operating expenses. In the Montague County Area, the LOE is carried on an individual well basis rather than a lease basis and the components are very clear. In the Stephens County Area, all LOE is aggregated and offset by the revenue from all of the wells but again, the individual components are very clear.

In the Pampa area we aggregate all of the costs in the major LOE categories including:

a) Pumper

b) Chemicals

c) Compression

d) Electricity

These are summed and divided by the number of wells producing to arrive at a per well per month LOE, which is forecasted to represent the LOE going forward. In 2012, this figure was $617/well/month and includes the Pumper cost.

Please contact the undersigned should you have any questions.

Sincerely, KANE RUSSELL COLEMAN & LOGAN PC /s/ Craig G. Ongley Craig G. Ongley

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